







Jade House Management LLC
Ethically scaling behavioral health from the inside out.

Our raise combines early cash flow with long-term equity:
Revenue share repayment, followed by perpetual SAFE equity.
Quarterly payouts begin in Year 2.

A recovery infrastructure—built with integrity, scaled with care.

*Legal Disclosure – Testing the Waters Notice: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted] www.jade-house.org [redacted]